Exhibit 99.1
Hurray! Holding Co., Ltd.
15/F, Tower B, Gateway Plaza
No. 18 Xia Guang Li, North Road, East Third Ring
Chaoyang District, Beijing 100027
The People’s Republic of China
NOTICE OF 2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 16, 2009
Important Notice Regarding the Availability of Proxy Materials for the 2009 Annual General Meeting
of Shareholders to be Held on October 16, 2009
This Notice is to inform you that the Hurray! Holding Co., Ltd. 2009 Annual General Meeting of Shareholders is being held on October 16, 2009 and the proxy materials for such meeting are available on the Internet. Follow the instructions below to view the proxy materials and vote or, in the case of holders of American Depositary Shares (“ADSs”), submit your voting instructions to Citibank, N.A., as depositary, or request a paper or email copy. The items to be voted on and location of the 2009 Annual General Meeting of Shareholders are also set out below.
This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting or, in the case of holders of ADSs, submitting your voting instructions to Citibank, N.A., as depositary.
The proxy statement and 2008 Annual Report on Form 20-F are available at http://www.hurray.com under the heading “Investor Relations.”
If you want to receive a paper or email copy of these documents, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy as instructed below at the earliest opportunity to facilitate timely delivery.

NOTICE IS HEREBY GIVEN that the 2009 annual general meeting of shareholders of Hurray! Holding Co., Ltd. (the “2009 Annual General Meeting of Shareholders”) will be held on October 16, 2009 at 10:00 a.m., Beijing time, at 3/F, China Railway Construction Plaza, No. 20 Shijingshan Road, Shijingshan District, Beijing 100131, The People’s Republic of China, for the following purposes:
1.
To approve AS A SPECIAL RESOLUTION an amendment to our Amended and Restated Memorandum and Articles of Association to delete in its entirety Article 95 which provides for the division of the board of directors into three classes.

2.
To elect the following seven directors to serve until the ensuing year and until their successors are elected and duly qualified:

1. Tianqiao Chen
2. Grace Wu
3. Haibin Qu
4. Haifa Zhu
5. Wenwen Niu
6. Bruno Wu
7. Tongyu Zhou

3.	To transact such other business as may properly come before the 2009 Annual General Meeting of Shareholders or any adjournment or postponement thereof.
The foregoing items of business are more fully described in the proxy statement. You may access the following proxy materials at http://www.hurray.com under the heading “Investor Relations”:
1.	Proxy statement, and

2.	2008 Annual Report on Form 20-F for the year ended December 31, 2008.

Holders of Ordinary Shares
You should vote by either attending the meeting in person or by mailing the enclosed Proxy Card to us as instructed therein. The enclosed Proxy Card should be mailed to us at Attention: Legal Counsel, 15/F, Tower B, Gateway Plaza, No. 18 Xia Guang Li, North Road, East Third Ring, Chaoyang District, Beijing 100027, The People’s Republic of China, as soon as possible to ensure receipt by us before October 16, 2009.
If you prefer a paper or email copy of the proxy materials, you may request one by sending an email or calling Christina Low, Investor Relations Officer, at IR@hurray.com.cn or +86 10 8455 5532. Please make sure you request a copy at the earliest opportunity to facilitate timely delivery. There is no charge to you for requesting a copy. You will have the opportunity to make a request to (1) receive paper copies for all future meetings or only for the 2009 Annual General Meeting of Shareholders or (2) receive email copies for all future meetings or only for the 2009 Annual General Meeting of Shareholders.
Holders of American Depositary Shares
Citibank, N.A., as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this Notice and an ADR Voting Instruction Card. Upon the written request of an owner of record of ADSs, Citibank, N.A. will endeavor, to the extent practicable, to vote or cause to be voted the amount of shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. Citibank, N.A. has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all of the shares represented by the ADSs, only Citibank, N.A. may vote those shares at the 2009 Annual General Meeting of Shareholders. Holders of ADSs may attend, but may not vote at, such meeting.
Citibank, N.A. and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the 2009 Annual General Meeting of Shareholders, there may be nothing you can do.
If (i) the enclosed ADR Voting Instruction Card is signed but is missing voting instructions, (ii) the enclosed ADR Voting Instruction Card is improperly completed or (iii) no ADR Voting Instruction Card is received by Citibank, N.A. from a holder of ADSs by October 9, 2009 at 10:00 a.m., New York City time, Citibank, N.A. will deem such holder of ADSs to have instructed it to give a proxy to the chairman of the 2009 Annual General Meeting of Shareholders to vote in favor of each proposal recommended by our board of directors and against each proposal opposed by our board of directors.
If you prefer a paper or email copy of the proxy materials, you may request one by sending an email or calling Christina Low, Investor Relations Officer, at IR@hurray.com.cn or +86 10 8455 5532. Please make sure you request a copy at the earliest opportunity to facilitate timely delivery. There is no charge to you for requesting a copy. You will have the opportunity to make a request to (1) receive paper copies for all future meetings or only for the 2009 Annual General Meeting of Shareholders or (2) receive email copies for all future meetings or only for the 2009 Annual General Meeting of Shareholders.

Holders of record of our ordinary shares or ADSs representing those ordinary shares at the close of business on August 21, 2009 are entitled to vote at the 2009 Annual General Meeting of Shareholders and any adjournment or postponement thereof, and are encouraged and cordially invited to attend the 2009 Annual General Meeting of Shareholders.

FOR THE BOARD OF DIRECTORS

Tianqiao Chen
Chairman of the Board of Directors

Beijing, China
September 18, 2009
YOUR VOTE IS IMPORTANT

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